UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

EXCERPT OF THE MINUTES OF THE 271st MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 24, 2015

1. DATE, TIME AND PLACE: On June 24, 2015, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº.1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mrs. Ana Maria Elorrieta cast in advance, pursuant to Paragraph 7, Article 17 of the Bylaws. The meeting was also attended by the Chief Executive Officer and, during part of it, by the Executive Vice-Presidents.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors unanimously resolved to:

(i)            Take cognizance of the themes examined by the Board’s Advisory Committees and Commissions in the month of June;

(ii)          Approve the Worksheets of the Board’s Advisory Committees and Commissions for the period from May 2015 to April 2016;

(iii)         Take cognizance of the managerial highlights and material facts in June, reported by the Chief Executive Officer;

(iv)         Approve the minutes of the 270th Meeting of the Board of Directors held on May 27, 2015;

(v)          Approve, pursuant to item (o) of Article 17 of the Bylaws, (v.i) the Annual Activity Plan for 2015 of Instituto CPFL (“Institute”) proposed by the Board of Executive Officers; and (v.ii) (a) the election of Mr. Luis Henrique Ferreira Pinto, to replace Mr. Hélio Viana Pereira, of Mr. Eduardo Saron and of Mrs. Heloísa Helena de Oliveira for the positions of members of the Board of Directors of the Institute, to serve until the end of the current term of two (2) years; (b) the election of Mr. Arnaldo Resende for the position of member of the fiscal Council to serve until the end of the current term of two (2) years; and (c) the election of Mr. Mário Mazzilli for the position of Managing Director of the Institute, to serve an indefinite term. These matters had been previously examined by the Management Processes and Risk Committee, which recommended the submission thereof to the Board.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(vi)         Take cognizance of the proposal for restatement of the Annual Budget for 2015 of CPFL Energia and its Subsidiaries, which was approved in the 255th meeting of the Board, held on November 26, 2014;

(vii)        (vii.i) Recommend that the managers appointed by the Company in the management bodies of the following subsidiaries: Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari de Energia”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”) and CPFL Telecom S.A. (“CPFL Telecom” and, jointly with the others “Subsidiaries”); vote for the approval of (a) the inclusion of a Facility of Pan Seguros S.A., to issue policies of surety insurance; (b) the inclusion in the list of companies authorized to contract policies of surety insurance to be issued with Pan Seguros S.A., Fator Seguradora S.A. and Malucelli Seguros S.A.; and (vii.ii) approve, in accordance with the provisions in item "u" of Article 17 of the Bylaws and with Resolution 2015053-E of the Board of Executive Officers, the granting by CPFL Energia of guarantee to the policies of surety insurance to be contracted from Pan Seguros S.A., Fator Seguradora S.A. and J. Malucelli Seguros S.A.; and

(viii)      Recommend that the managers appointed by the Company in the management bodies of the Subsidiaries vote for approval of the following items: (viii.i) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Brasil and CPFL Eficiência Energética S.A. (“CPFL ESCO”): Declaration of interest on equity (IOE) (Resolution 2015055-E of the Executive Board); (viii.ii) TI Nect Serviços de Informática Ltda. (“TI Nect”): Amendment to the Bylaws and to the CNAE codes (Resolution 2015050-E of the Executive Board); (viii.iii) Companhia Energética Rio das Antas (“CERAN”) and Campos Novos Energia S.A. (“Enercan”): election of the members of the Board of Directors; (viii.iv) Energética Barra Grande S.A. (“BAESA”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”) and Chapecoense Geração S.A. (“Chapecoense”): Election of the members of the Board of Directors and of the Managing Director; and (viii.v) CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa: Election of the Distribution Director and of the Energy Management Director.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos - Chairman, Décio Bottechia Júnior – Vice-Chairman, Albrecht Curt Reuter Domenech, Ana Maria Elorrieta, Deli Soares Pereira, Francisco Caprino Neto and Licio da Costa Raimundo.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 6, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.